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                      [CenterPoint Energy, Inc. Letterhead]


December 21, 2006


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:        Mr. Daniel F. Duchovny, Esq.

         Re: Acknowledgments Related to CenterPoint Energy, Inc.'s Response to the Staff's Comment Letter dated December 21, 2006

Ladies and Gentlemen:

                  In response to the closing comments of the Staff of the Division of Corporation Finance contained in the letter dated December 21, 2006 from Daniel F. Duchovny, Special Counsel, Office of Mergers and Acquisitions, with respect to the Schedule TO-I of CenterPoint Energy, Inc. (the "Company") filed on December 14, 2006, the Company hereby acknowledges in connection with its response to the Staff's comments that:

                  - the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings;

                  - Staff comments or changes to disclosure in response to Staff comments in the filings do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Company's filings; and

                  - the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     Very truly yours,

                                     CENTERPOINT ENERGY, INC.


                                     By: /s/ Rufus S. Scott
                                         ---------------------------------------
                                         Rufus S. Scott
                                         Vice President, Deputy General Counsel
                                         and Assistant Corporate Secretary

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                                                               December 21, 2006



                            CENTERPOINT ENERGY, INC.

                    MEMORANDUM IN RESPONSE TO STAFF COMMENTS

                      SCHEDULE TO-I FILED DECEMBER 14, 2006

                  This memorandum sets forth the responses of CenterPoint Energy, Inc. (the "Company") to the comments of the Staff of the Division of Corporation Finance contained in the letter dated December 21, 2006 from Daniel
F. Duchovny, Special Counsel, Office of Mergers and Acquisitions, with respect to the Company's Schedule TO-I filed on December 14, 2006. For your convenience, we have repeated each comment of the Staff, and set forth below such comment is the response of the Company.

Company Notice

COMMENT

Cover Page

1. Because the offer expires at 5:00 p.m. instead of midnight on what is the twentieth business day following commencement, it appears that the offer is open for less than the full twenty business days. Please make the necessary revisions in the offer document, purchase notice and related documents to comply with Rule 13e-4(f)(1)(i). See Question and Answer 8 in Exchange Act Release No. 16623 (March 5, 1980).

COMPANY RESPONSE

The Company has replaced references in the offer document, purchase notice and related documents to "5:00 p.m., New York City time" with "12:00 Midnight, New York City time" to clarify that the offer will remain open for the full twenty business days.

Right of Withdrawal, page 10

COMMENT

2. We note that the right of withdrawal for securities that are not accepted for payment extends to the expiration of the offer. Please revise to disclose the additional withdrawal rights required by Rule 13e-4(f)(2)(ii).

COMPANY RESPONSE

The Company has revised the first paragraph under the heading "Right of Withdrawal" to inform holders of the additional withdrawal rights required by Rule 13e-4(f)(2)(ii).


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COMMENT

Interests of Directors, Executive Officers, page 11

3. Please tell us why you need to qualify your disclosure "to your knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

COMPANY RESPONSE

The Company has revised Section 8 of the Company Notice to only qualify statements concerning executive officers and directors, as permitted by Instruction 3. to Item 1008(a) of Regulation M-A.